FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of December, 2005

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                        Form 20-F  X        Form 40-F
                                 -----               -----

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                 under the Securities Exchange Act of 1934. )
                         Yes                 No  X
                            -----              -----

  (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC




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This Form 6-K consists of:

The announced notice of the extraordinary general meeting of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant in English on December 1, 2005.


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                               [GRAPHIC OMITTED]
                      HUANENG POWER INTERNATIONAL, INC.

           (a Sino-foreign joint stock limited company incorporated
                      in the People's Republic of China)
                               (Stock Code: 902)

                   NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting of Huaneng Power International, Inc. (the "Company") will be held at 9:00 a.m. on Wednesday, 18th January, 2006 at the office of the Company at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the People's Republic of China for the conduct of approving the following resolution:

Ordinary Resolution:

1. Proposal regarding change of supervisor - appoint Mr. Guo Junming as supervisor (Note 1)

                                                     By Order of the Board
                                                           Huang Long
                                                            Director

Beijing, the PRC
1st December, 2005


Notes:

1.    Biography of Mr. Guo Junming

      Mr. Guo Junming, aged 40, graduated from Shanxi Finance and Economic Institute specialising in business finance and accounting. Mr. Guo is a senior accountant and serves in China Huaneng Group as deputy chief accountant. He was, among other things, deputy manager of the finance department of China Huaneng Group, vice president and president of China Huaneng Finance Limited Liability Company, president of Huaneng Capital Services Limited Company, and manager of the finance department of China Huaneng Group.

      Other than the relationship arising from his supervisorship with the Company, Mr. Guo has not held any directorship in any other public companies listed on the Hong Kong Stock Exchange in the past three years and he does not have any relationships with any other Directors, senior management, substantial shareholders or controlling shareholders (as defined in the Listing Rules) of the Company. Mr. Guo has no interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. After obtaining approval from shareholders in respect of Mr. Guo's appointment, the Company will enter into a service contract with Mr. Guo for a term expiring in June 2008. The remuneration will be determined with reference to the PRC market conditions. No other matters should be brought to the attention of the shareholders of the Company in respect to Mr. Guo's appointment.

2.    Eligibility for attending the Extraordinary General Meeting

      Holders of the Company's H Shares whose names appear on the HK$ Dividend H Shares Register and/or the US$ Dividend H Shares Register maintained by Hong Kong Registrars Limited and holders of the Company's Domestic Shares whose names appear on the Domestic Shares Register maintained by the Company at the close of business on 19th December, 2005 are eligible to attend the Extraordinary General Meeting.

3.    Proxy

      (i) A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his/her behalf. A proxy needs not be a shareholder.

      (ii) A proxy should be appointed by a written instrument signed by the appointor or his/her attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

      (iii) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

      (iv) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.




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4. Registration procedures for attending the Extraordinary General Meeting

      (i) A shareholder or his/her proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

      (ii) Holders of H Shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 29th December, 2005.

      (iii) Shareholders may send the reply slip to the Company in person, by post or by fax.

5.    Closure of H Share Register of Members

      The H share register of members of the Company will be closed from 19th December, 2005 to 17th January, 2006 (both days inclusive).

6.    Other Businesses

      (i) The Extraordinary General Meeting will last for half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

      (ii) The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

            46/F, Hopewell Centre183 Queen's Road EastHong Kong

      (iii) The registered address of the Company is at:

            West Wing,
            Building C,
            Tianyin Mansion,
            2C Fuxingmennan Street,
            Xicheng District,
            Beijing 100031,
            The People's Republic of China

            Telephone No.: (+86)-10-66491999

            Facsimile No.: (+86)-10-66491888

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng                            Qian Zhongwei
(Executive director)                   (Independent non-executive director)
Huang Yongda                           Xia Donglin
(Executive director)                   (Independent non-executive director)
Wang Xiaosong                          Liu Jipeng
(Non-executive director)               (Independent non-executive director)
Na Xizhi                               Wu Yusheng
(Executive director)                   (Independent non-executive director)
Huang Long                             Yu Ning
(Executive director)                   (Independent non-executive director)
Wu Dawei
(Non-executive director)
Shan Qunying
(Non-executive director)
Ding Shida
(Non-executive director)
Xu Zujian
(Non-executive director)
Liu Shuyuan
(Non-executive director)




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                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By /s/ Huang Long
                             --------------





                          Name:    Huang Long

                          Title:   Director



Date:    December 1, 2005